UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number 001-35751

STRATASYS LTD.
(Translation of registrant’s name into English)

c/o Stratasys, Inc.	2 Holtzman Street, Science Park
7665 Commerce Way	P.O. Box 2496
Eden Prairie, Minnesota 55344	Rehovot, Israel 76124
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The contents of this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) are incorporated by reference into the registrant’s registration statement on Form S-8 (File No. 333-185240, and File No. 333-190963), and the registrant’s registration statement on Form F-3 (File No. 333-190965), as supplemented by any prospectus supplements filed on or prior to the date of this Form 6-K, and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

     On November 7, Stratasys Ltd. (the “Company”), and Stratasys International Ltd., a wholly owned subsidiary of the Company (the “Borrower”), entered into a credit agreement (the “Credit Agreement”) with Bank of America, N.A. (“BofA”), as Administrative Agent and Swing Line Lender, and the lenders party thereto (collectively, the “Lenders”). Under the Credit Agreement, Citibank, N.A. and HSBC Bank USA, National Association, are Co-Syndication Agents and Silicon Valley Bank is Documentation Agent.

     The Credit Agreement provides for a five year revolving credit facility in an aggregate principal amount of up to $250 million (the “Revolving Credit Facility”). The Revolving Credit Facility permits swing line loans of up to $25 million. The Borrower has the right to make up to three requests to increase the aggregate commitments under the Revolving Credit Facility by an aggregate amount for all such requests of up to $75 million, provided that, in each case, the Lenders (including new lenders who are eligible assignees under the Credit Agreement) are willing to provide such new or increased commitments and certain other conditions are met.

     All of the obligations under the Credit Agreement are unconditionally guaranteed by the Company and the Company’s and Borrower’s active U.S. and Israeli subsidiaries (excluding, through the end of 2014, Baccio Corporation (formerly known as Cooperation Technology Corporation, or MakerBot) and its subsidiaries, which were acquired pursuant to the Company’s acquisition of MakerBot).

     At the Borrower’s option, revolving loans under the Credit Agreement (other than swing line loans) will accrue interest based on either (i) the Eurodollar Rate (the London Interbank Offered Rate, or LIBOR) plus a margin based on the Company’s Consolidated Leverage Ratio (defined as consolidated funded indebtedness over consolidated EBITDA (as defined in the Credit Agreement) for the previous rolling four quarters (the “Leverage Ratio”); or (ii) a base rate of (a) the federal funds rate plus a margin, (b) BofA’s announced prime rate, or (c) the Eurodollar Rate plus a margin, whichever is highest, plus a margin based on the Leverage Ratio (the “Base Rate”). Swing line loans will accrue interest at the Base Rate plus the then applicable margin for Base Rate loans.

     Payments of the principal amounts of (i) revolving loans are due on the fifth anniversary of the closing of the facility (the “Maturity Date”), and (ii) swing line loans are due on the earlier of (a) 10 business days after such loan is made, or (b) the Maturity Date. Interest on Eurodollar Rate Loans shall be payable on the last day of each interest period (provided that if an interest period exceeds three months, such interest payments are also due on the dates falling every three months after the beginning of such interest period) and, for any Base Rate Loan, shall be payable on the last business day of each calendar quarter.

     Borrowings under the Credit Agreement are available for general corporate purposes (including, without limitation, permitted acquisitions and investments) and for other permitted purposes set forth in the Credit Agreement.

     The Borrower must also pay a commitment fee on the unused portion of the Revolving Credit Facility at a rate based on the Leverage Ratio.

     The Borrower may prepay, reduce or terminate the commitments, in whole or in part, in minimum amounts without premium or penalty, other than customary breakage costs with respect to Eurodollar Rate borrowings.

     The Credit Agreement contains customary representations and warranties, and affirmative and negative covenants. The negative covenants include, without limitation, restrictions on indebtedness, liens, investments, and certain dispositions. The negative covenants are each subject to a number of specific exceptions, as well as broader exceptions which are a function of the Company’s consolidated financial status. These broader exceptions include, among other things, the ability of the Company, the Borrower, or any of their subsidiaries to make Investments, consummate Acquisitions (as such terms are defined in the Credit Agreement), and incur additional unsecured indebtedness in the form of convertible unsecured bonds or similar convertible securities, as long as certain Leverage Ratio and other conditions are met.

     The Company and the Borrower have also agreed to maintain certain financial covenants including: (i) a maximum Leverage Ratio; (ii) a minimum consolidated fixed charge coverage ratio; and (iii) minimum consolidated EBITDA.

     The Credit Agreement also contains customary events of default that entitle the Lenders to cause any or all of the Borrower’s indebtedness under the Credit Facility to become immediately due and payable, including, among other things, with respect to failure to pay any principal when due and payable, failure to pay interest within five days after due, failure to comply with certain covenants and representation, change of control, cross-defaults to other agreements, material monetary judgments that remain unstayed, insolvency and bankruptcy defaults, and certain other events of default as set forth in the Credit Agreement, with grace periods in some cases.

     The description above is a summary of the material terms of the Credit Agreement, and does not purport to describe all of the terms of the Credit Agreement. The Credit Agreement is filed as Exhibit 10.1 to this Form 6-K, and the description above is qualified by reference to the full Credit Agreement.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: November 7, 2013	By:	/s/ Erez Simha
	Name:	Erez Simha
	Title:	Chief Financial Officer

EXHIBIT INDEX

     The following exhibits are filed as part of this Form 6-K:

Exhibit No.	Description
10.1	Credit Agreement dated November 7, 2013, by and among Stratasys Ltd., Stratasys International Ltd., Bank of America, N.A., and the lenders party thereto.

     1) Schedules and exhibits have been omitted. The Credit Agreement will be filed, with schedules and exhibits, with the Company's next Annual Report on Form 20-F to be filed in 2014.